Radius Explorations Ltd.
News Release 2002-11
October 15, 2002

        LALO DEFAULTS ON OBLIGATIONS UNDER THE GUATEMALA
                 HOLLY PROPERTY OPTION AGREEMENT


On October 11, 2002, Radius Explorations Ltd. ("Radius") was informed by Lalo Ventures Ltd. ("Lalo") that Lalo was unable to raise sufficient working capital to cover the costs of the Holly Gold Property exploration program (see news release 2002-06 August 8, 2002). As a result of defaulting on its obligation under the property option agreement to incur exploration expenditures, Lalo's option to earn a 50% interest in the Holly Property in Guatemala has been relinquished.

As a result of the termination of Lalo's option, Radius will be proceeding on its own in funding the Holly Property exploration program. To date this program has consisted of an IP geophysical survey and seven diamond drill holes totaling 975 metres of core drilling.

Samples from the drill core have been submitted to BSi Inspectorate Laboratory in Guatemala City for preparation, and shipped to the Inspectorate Laboratory in Reno, Nevada for analytical work. Results from holes 2 through 7 are pending. A complete set of results from all holes will be reported upon receipt of assay results.

For further information on Radius, please call toll free at 1-888-627-9378 or visit our website at www.radiusgold.com .


ON BEHALF OF THE BOARD
 "signed"
Simon T. Ridgway, President

Symbol:  TSX-RDU
Shares Issued:  17.9 million

     The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.